UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-KSB  [X] Form 10-QSB  [ ] Form 11-K  [ ] Form N-SAR

         For Period Ended: December 31, 2007

         [ ]Transition Report on Form 10-K and Form KSB
         [ ]Transition Report on Form 20-F
         [ ]Transition Report on Form 11-K
         [ ]Transition Report on Form 10-Q and Form 10-QSB
         [ ]Transition Report on Form N-SAR
         For the transition period ended _______________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full name of registrant: Splinex Technology Inc.

Former name if applicable:

Address of principal executive office (Street and Number):
                                        201 South Biscayne Boulevard, Suite 2804

City, State and Zip Code:  Miami, Florida 33131

PART II- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)


The Company could not complete the Form 10-QSB within the prescribed time because the Company's management was unable to complete the review of its consolidated financial statements by February 14, 2008. The delay could not be cured without unreasonable effort or expense. The Company represents that the Form 10-QSB will be filed no later than the 5th day following the date on which the Form 10-QSB was due.


PART IV- OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

          Curtis Wolfe                  (305) 913-1611
          ------------                  --------------
             (Name)               (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net income of approximately $800,000 for the three months ended December 31, 2007, compared to reported net loss of $139,000 for the three months ended December 31, 2006. The Company's net income for the three months ended December 31, 2007 reflects estimated other income of approximately $850,000 from the settlement of vendor and employment obligations during the quarter. The results of operations for the three months ended December 31, 2007 have not yet been reviewed by the Company's auditors and are subject to change based on such review.

In December 2007, Bzinfin agreed to loan Splinex LLC up to $500,000 to lend to the Company to be used to fund the settlement of certain financial obligations and the costs of audit and filing financial reports with the SEC. On or about December 17, 2007, under a Purchase Agreement, 1) certain holders, who had received shares in the Company as distributions from Splinex LLC, transferred their ownership of 35,162,334 shares of common stock of the Company to Splinex LLC for nominal consideration, and 2) Bzinfin and Ener1 Group assigned debt obligations to Splinex LLC in the amount of $2,805,207 and $845,864, respectively. Under a Purchase Agreement dated December 17, 2007, TGR Capital LLC, a Florida limited liability company ("TGR") controlled by a related party,
1) acquired the membership interests in Splinex LLC, thereby giving TGR control over Splinex LLC, and 2) agreed to repay the Bzinfin loan of $500,000. Under an Exchange Agreement dated December 18, 2007, the Company agreed to issue 113,500,000 newly issued shares of the Company to Splinex LLC of which 8,500,000 shares will be issued to Bzinfin and 2,125,000 will be issued to Alexander Malovik in exchange for the Bzinfin and Ener1 Group notes. The shares will be issued upon the completion of transfer of stockholder records to a new transfer agent for the Company, which is expected in February 2008. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 after the transfer and will own 201,032,334 shares after the completion of the Exchange Agreement. The Company had 100,757,769 shares outstanding at December 17, 2007 and will have 214,257,769 shares outstanding after the completion of the Exchange Agreement. On December 17, 2007, the Company agreed to revised payment terms related to a termination agreement with its former chief executive officer. The Company has terminated consulting agreements with Mike Zoi and Peter Novak, and the consultants have agreed to terminate all previous accrued consulting payment obligations. As of December 31, 2007, the Company has reached settlement agreements with substantially the majority of all remaining creditors.


                             Splinex Technology Inc.
                             -----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: February 15, 2008                      BY: /s/ Curtis Wolfe
                                                  ----------------
                                              Curtis Wolfe, General Counsel